

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

January 14, 2016

<u>Via E-mail</u>
Kristen Prohl
Vice President, Chief Regulatory Counsel
Starwood Hotels & Resorts Worldwide, Inc.
One StarPoint
Stamford, Connecticut 06902

>   **Re: Vistana Signature Experiences, Inc.**
>   **Form 10-12G**
>   **Filed December 16, 2015**
>   **File No. 000-55548**

Dear Ms. Prohl:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

<u>General</u>

1.   Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. At that time, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed. If the review process has not been completed before that date, you should consider withdrawing the registration statement to prevent it from becoming effective and file it again at such time as you are able to respond to any remaining issues or comments.

2.   Please ensure consistency of disclosure throughout the documents filed on behalf of Vistana Signature Experiences, Inc. and Interval Leisure Group, Inc. In addition, where comments on a particular filing are applicable to disclosure in another filing, please make corresponding changes as applicable.

3.   Please provide all information required by Form 10, including the required exhibits, and complete all blanks in the information statement as soon as possible.

4.   We note that no vote or action of the Starwood stockholders is required in connection with the spin-off and merger. Please provide us with a legal analysis regarding the basis for this statement.

5.   We note that you have incorporated by reference Interval Leisure Group, Inc.'s annual report on Form 10-K for the year ended December 31, 2014 and quarterly report on Form 10-Q for the period ended September 30, 2015. To the extent that you continue to incorporate by reference Interval Leisure Group's annual and quarterly report, or any portion thereof, please file the relevant portions as an exhibit or advise. Please refer to Rule 12b-23 under the Exchange Act. In addition, please refer to Exchange Act Rule 12b-36 and file all applicable consents.

Exhibit 99.1

General

6.   We note the Merger Agreement dated as of October 27, 2015 filed as Exhibit No. 2.1. Pursuant to Item 601(b)(2) of Regulation S-K, please file a list briefly identifying the contents of all omitted schedules or similar supplements. In addition, please file an agreement to furnish the staff with a copy of any omitted schedule upon request. The agreement to furnish staff with copies of omitted schedules may be included in the exhibit index to the registration statement.

7.   Please provide us with copies of all materials prepared by each of the company's financial advisors, including projections and forecasts, and shared with each respective board of directors and its representatives. This includes copies of the board books and all transcripts, summaries and video presentation materials.

Where You Can Find Additional Information

8.   We note your disclosure under this heading that security holders must request the information no later than five business days before the date they must make their investment decision. In addition to this statement, please also specify the date by which security holders must request this information.   Further, please highlight this statement by print type or otherwise.

Questions and Answers About the Transactions, page 3

9.   Please include a separate "Q&A" disclosing the estimated total value of the merger consideration.

Summary, page 14

10.   We note your statements throughout the document that the merger will be effected
        through a Reverse Morris Trust transaction. Please revise to briefly describe the meaning
        of such term, identify key aspects of this transaction and describe the key tax
        consequences.

The Transactions, page 15

11.   We note your disclosure on page 15 that Starwood will contribute certain specified assets
        and liabilities related to the Vistana Vacation Ownership Business to Vistana. Please
        revise to more specifically describe all the assets, liabilities and obligations associated
        with the vacation ownership business, including clarifying those assets, liabilities and
        obligations related to the business that will not transfer to you, as applicable.

The ILG Special Meeting, page 63

Solicitation of Proxies, page 66

12.   We note your disclosure that Interval Leisure Group's directors, officers and other
        employees may solicit proxies in person or by internet, telephone or mail. Please note
        that all written soliciting materials, including any scripts used in soliciting proxies over
        the telephone, e-mail correspondence, and information posted on the Internet, must be
        filed under the cover of Schedule 14A. Please refer to Exchange Act Rules 14a-6(b) and
        (c) and confirm your understanding in your response letter.

The Transactions, page 67

13.   Please supplement your disclosure under an appropriate sub-heading in this section to
        more specifically discuss and quantify the anticipated costs in connection with the spin-
        off, the distribution and the merger. Please also describe how these costs will be
        allocated.

Background of the Merger, page 71

14.   Please revise your disclosure throughout this section to identify the parties present at a
        meeting and clarify, as appropriate, the number of other potential counterparties and
        bidders. For example, your disclosure refers broadly to "Starwood's management"
        presenting to the Starwood Board.

15.   We note your statement on page 72 that ILG and Starwood determined not to pursue a transaction and discontinued discussions in October 2014. Please revise to briefly describe the reasons that ILG and Starwood determined not to pursue a transaction at that time.

16.   We note your disclosure on page 73 that the parties discussed a potential combination of ILG and Vistana through the use of a stock-for-stock merger utilizing the Reverse Morris Trust transaction structure. Please supplement your disclosure to explain why the Reverse Morris Trust structure was selected by the parties for achieving both parties' objectives.

17.   We note your disclosure on page 77 regarding the submission of bidders' final non-binding proposals. Please revise to disclose what other potential opportunities and strategic alternatives the Starwood board considered and why it determined the business combination with ILG through a Reverse Morris Trust structure presented the better strategic alternative.

18.   Please revise your disclosure on page 80 relating to the negotiation of the material terms of the transaction agreements. Please explain how the parties arrived at the exchange ratio, the termination fees, the cash payment amount and the other material terms to the transaction documents.

Debt Financing, page 129

19.   Please revise to update and disclose the material terms of each facility, including interest rate, maturity date, and financial covenants or advise.

License Agreement, page 134

Operating Services, page 136

20.   We note your disclosure that Starwood is required to determine the fees that Vistana will pay for the centralized services with respect to each vacation ownership property that Vistana operates under the licensed marks on the same basis as for substantially all franchised lodging facilities operated under the licensed marks. We further note your disclosure that Starwood is also permitted to charge Vistana a markup on fees with respect to any optional centralized services in which Vistana elects to participate. Please revise to briefly disclose how Starwood determines these fees, as well as the markup on fees with respect to any optional centralized services in which Vistana elects to participate.

Unaudited Pro Forma Condensed Combined Financial Information, page 207

21.   We note your conclusion that ILG is considered the accounting acquirer and further note your disclosure on page 98 that describes certain factors considered in your analysis. Please provide to us your complete analysis of all of the factors considered to support your conclusion. Include in your response how you considered the shareholder right described on page 225 which indicates that holders of a majority of the ILG common stock may remove ILG directors.

Notes to Unaudited Pro Forma Condensed Combined Balance Sheet, page 209

22.   We note the $2 million fair value adjustment (d) to your vacation ownership mortgages receivable. We further note your disclosure on page F-54 which indicates that the fair value of Vistana's vacation ownership receivable was $149 million higher than the carrying amount as of September 30, 2015. Please provide additional information regarding the valuation methodology used to determine the amount recorded in adjustment (d) and explain the difference between the valuation used in your pro forma financial statements versus the valuation used by Vistana in its interim financial statements.

23.   We note that the value of the purchase consideration used to determine the amount of pro forma goodwill or gain on bargain purchase in adjustment (g) is based upon the October 28, 2015 stock price. Please tell us whether you intend to update your pro forma financial statements to reflect a more recent stock price closer to the closing date.

Notes to Unaudited Pro Forma Condensed Combined Statements of Income, page 213

24.   Please explain to us how you calculated the variable component of the royalty fee included in adjustment (g) for each of the periods presented.

25.   Please disclose any additional amounts currently anticipated to be owed to Starwood for the contingent closing adjustment calculated based upon the capital spend of Vistana as described on page 3.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristi Marrone, Staff Accountant, at 202-551-3429 or Jaime John, Accounting Branch Chief, at 202-551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Special Counsel
Office of Real Estate and
Commodities

cc: Jason M. Licht
Latham & Watkins LLP
Via E-mail